UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 30, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

RSE Aspect Promenade Controlled Subsidiary - Kissimmee, FL

On May 30, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”), for an initial purchase price of $18,158,000, which is the initial stated value of our equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “RSE Aspect Promenade Investment”). The RSE Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 432 units located at 3101 Segreto Lane, Kissimmee, FL 34747 (the “Bella Apartments”). The closing of both the initial RSE Aspect Promenade Investment and the Bella Apartments property occurred concurrently.

The RSE Aspect Promenade Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 23,000 units across the United States southeast. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE Aspect Promenade Investment (the “RSE Aspect Promenade Operative Agreements”), our consent is required for all major decisions regarding the RSE Aspect Promenade Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Aspect Promenade Investment, paid directly by the RSE Aspect Promenade Controlled Subsidiary.

The Bella Apartments property, which is held through The Aspect AL LP, a wholly-owned subsidiary of the RSE Aspect Promenade Controlled Subsidiary, was acquired for a purchase price of approximately $69,767,000. ALA anticipates additional hard costs of approximately $2,545,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $2,788,000, bringing the total projected project cost for the Bella Apartments property to approximately $75,100,000. The renovations are expected to be completed within 12 to 18 months. To finance the acquisition of the Bella Apartments, a $49,160,000 senior secured loan with a ten (10) year initial term at a 4.12% interest rate with five years interest only was provided by CBRE – Freddie Mac (the “Bella Senior Loan”). The remaining equity contributions to the RSE Aspect Promenade Controlled Subsidiary are being contributed 70% by the Company and 30% by ALA and its affiliates.

As of the closing date, the Bella Senior Loan had an approximate LTC ratio of 65.5%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Bella Apartments property is a 432-unit, four-story garden-style apartment property in Kissimmee, FL. As of a May 24, 2018 rent roll, the property is 96.75% occupied. The property's twelve four-story residential buildings were constructed in 2010, and the build is of reinforced concrete foundation and wood frame.

The Kissimmee/Orlando market presents a strong opportunity arising from strong demographic growth, employment growth, and solid multifamily market fundamentals. Anchored by Disney and its growth, population growth in the market has been increasing at a high rate and is projected to continue to do so in the short and long-term future.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Kissimmee, FL Apartments- Bella Aspect Promenade JV LP	10.7% - 16.0%	$5,892	$109	6.5%	2.5%	2.5%	2.5%	10

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 16, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: June 5, 2018